Exhibit 2.2

LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS AND STOCK PURCHASE

AGREEMENT

AMONG

LS POWER ASSOCIATES, L.P., LS POWER EQUITY PARTNERS, L.P., LS POWER

PARTNERS, L.P., LS POWER EQUITY PARTNERS PIE I, L.P.

AND

KENDALL POWER LLC

September 14, 2006

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Appendix I    Index of Defined Terms

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LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS AND STOCK PURCHASE AGREEMENT

This LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS AND STOCK PURCHASE AGREEMENT, dated as of September 14, 2006 (together with the Schedules and Exhibits hereto, the “Agreement”), between LS Power Associates, L.P., a Delaware limited partnership (“LS Associates”), LS Power Equity Partners, L.P., a Delaware limited partnership (“LS Equity”), LS Power Partners, L.P., a Delaware limited partnership (“LS Partners”, and together with LS Associates and LS Equity, each an “LP Seller” and collectively, the “LP Sellers”), LS Power Equity Partners PIE I, L.P. (“PIE I”, and together with the LP Sellers, each a “Seller” and collectively, the “Sellers”), and Kendall Power LLC, a Delaware limited liability company (the “Buyer”).

RECITALS

WHEREAS, LS Associates owns 60% of the common limited liability company membership interests in LSP Kendall Holding, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, LS Equity owns 24.4074% of the common and 61.0185% of the preferred limited liability company membership interests in the Company;

WHEREAS, PIE I, through LSP-Kendall Blocker, Inc., a Delaware corporation (“Blocker”) legally controls (as the agent and nominee) 15.5926% of the common and 38.9815% of the preferred limited liability company membership interests in the Company (collectively, the “GP PIE Interest”);

WHEREAS, the Nominee and Sharing Agreement for LSP Kendall PIE, GP (the “N&S Agreement”) governs matters with respect to the GP PIE Interest and sets forth the initial sharing of GP PIE Interest (of 94.9168% by Blocker and 5.0832% by LS Partners) and provides for an adjustment to those sharing ratios;

WHEREAS, immediately prior to Closing, pursuant to the N&S Agreement the GP PIE Interest of the Company will be apportioned between LS Partners and Blocker and LS Partners and Blocker will each legally own and control their apportioned share of the Company as of Closing;

WHEREAS, LS Associates, LS Equity, LS Partners and Blocker in the aggregate, own or control, directly or indirectly, one hundred percent (100%) of the issued and outstanding common and preferred limited liability company membership interests (the “LLC Interests”) of the Company;

WHEREAS, PIE I owns one hundred percent (100%) of the issued and outstanding common stock of Blocker (the “Blocker Stock”);

WHEREAS, the Company, through its Subsidiaries, is engaged in the business of owning and operating a four-unit 1,160 MW natural gas fired combined cycle electric generation station located in Kendall County, Illinois (the “Business”);

WHEREAS, subject to the terms and conditions hereinafter set forth in this Agreement, Buyer desires to purchase from LS Associates, LS Equity and LS Partners their respective limited liability company membership interests in the Company, and LS Associates, LS Equity, and LS Partners desire to sell to Buyer their respective limited liability company membership interests in the Company; and

WHEREAS, subject to the terms and conditions hereinafter set forth in this Agreement, Buyer desires to purchase from PIE I the Blocker Stock, and PIE I desires to sell to Buyer the Blocker Stock;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

(1) “2005 Property Taxes” shall have the meaning set forth in Section 7.8(d).

(2) “Acceptable Credit Provider” shall mean a bank or trust company authorized to engage in the banking business having a combined capital and surplus of at least $500,000,000 (Five Hundred Million Dollars) or the equivalent thereof whose long-term unsecured debt is rated “A-” or higher by S&P and Moody’s or, if any such rating agencies are no longer in business or no longer rating unsecured debt of banks or trust companies, a comparable rating of another internationally recognized rating agency selected by LSP-Kendall Energy, LLC and acceptable to Credit Suisse, as Administrative Agent under the Credit Agreement.

(3) “Accounting Firm” shall have the meaning set forth in Section 2.3(c).

(4) “Action” shall have the meaning set forth in Section 4.15.

(5) “Acquisition Date” means December 1, 2004.

(6) “Affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

(7) “Agreement” shall have the meaning set forth in the preamble to this Agreement.

(8) “Balance Sheet Date” means June 30, 2006.

(9) “Base Debt” means $406,498,000.

(10) “Blocker” shall have the meaning set forth in the recitals to this Agreement.

(11) “Blocker Stock” shall have the meaning set forth in the recitals to this Agreement.

(12) “Business” shall have the meaning set forth in the recitals to this Agreement.

(13) “Business Day” means any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in the State of New York are authorized by law or other governmental action to close.

(14) “Buyer” shall have the meaning set forth in the preamble to this Agreement.

(15) “Buyer Indemnitees” shall have the meaning set forth in Section 9.1(a).

(16) “Buyer Required Regulatory Approvals” shall have the meaning set forth in Section 6.3(b).

(17) “Casualty Event” shall have the meaning set forth in Section 7.13.

(18) “Closing” shall have the meaning set forth in Section 3.1.

(19) “Closing Date” shall have the meaning set forth in Section 3.1.

(20) “Closing Debt” shall have the meaning set forth in Section 2.5.

(21) “Code” means the Internal Revenue Code of 1986, as amended.

(22) “Company” shall have the meaning set forth in the recitals to this Agreement.

(23) “Company Financial Statements” shall have the meaning set forth in Section 4.5(a).

(24) “Company Interim Financial Statements” shall have the meaning set forth in Section 4.5(a).

(25) “Confidentiality Agreement” means the Confidentiality Agreement, dated July 21, 2006, between LS Power Equity Advisors, LLC and Dynegy Inc., the terms of which are incorporated herein by reference and are applicable to the parties hereto.

(26) “Credit Agreement” shall have the meaning set forth in Section 7.11.

(27) “Current Assets” means the sum of (i) cash and cash equivalents (including cash on hand, restricted cash, marketable securities and short term investments), (ii) trade and other accounts receivable, (iii) emissions allowances, (iv) inventory (including capital spare parts and balance of plant spares), (v) prepaid expenses and (vi) other current assets, applied consistently with prior years, and otherwise in accordance with GAAP. Notwithstanding the above, Current Assets will exclude any accounts receivable relating to that certain Power Purchase Agreement dated February 25, 1999 by and between LSP-Kendall Energy, LLC and Dynegy Power Marketing, Inc. (f/k/a Electric Clearinghouse, Inc.). Furthermore, notwithstanding the above, Current Assets will include the amount, if any, by which the Pre-Closing 2005 Property Tax Payments exceed the Pre-Closing 2005 Property Taxes, as defined and calculated in Section 7.8(d).

(28) “Current Liabilities” means the sum of (i) accounts payable, (ii) accrued expenses and (iii) other current liabilities (other than the current portion of any long-term debt), applied consistently with prior years, and otherwise in accordance with GAAP. Notwithstanding the above, Current Liabilities will include the amount, if any, by which the Pre-Closing 2005 Property Taxes exceed the Pre-Closing 2005 Property Tax Payments, as defined and calculated in Section 7.8(d).

(29) “Debt Reduction Amount” shall have the meaning set forth in Section 2.5.

(30) “Debt Reduction Certificate” shall have the meaning set forth in Section 2.5.

(31) “Debt Service Reserve Letter of Credit” shall have the meaning set forth in Section 7.11.

(32) “Deductible” shall have the meaning set forth in Section 9.4(b).

(33) “Encumbrances” means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations, conservation easements, deed restrictions, encumbrances and charges of any kind other than any Permitted Encumbrance.

(34) “Environmental Claim” means any and all Actions, demands, or written notices of noncompliance, liability, or violation by any Person (including potential responsibility for or liability for investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resource damages, property damages, contribution, indemnification, cost recovery, compensation, injunctive relief, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release of any Hazardous Substances at the Business or (B) circumstances forming the basis of any violation, or alleged violation, of or liability under any Environmental Law.

(35) “Environmental Laws” means all applicable Federal, state and local laws, including the common law, regulations, rules, ordinances, codes, decrees, judgments, directives, or judicial or administrative orders relating to pollution or protection of the environment (including soils, sediments, land surface or subsurface strata, surface water, groundwater, and ambient air) or human health and safety, including, without limitation, laws relating to Releases or threatened Releases of any Hazardous Substances or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, laws relating to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and laws relating to the protection, restoration, management and use of the environment.

(36) “Environmental Permits” shall have the meaning set forth in Section 4.12(a).

(37) “Estimated Net Working Capital” means (a) the Net Working Capital of the Company estimated by Sellers to be available on the Closing Date minus (b) the Working Capital Target. Estimated Net Working Capital may be zero, a positive number (i.e., a number greater than zero) or a negative number (i.e., a number less than zero).

(38) “Estimated Purchase Price” shall have the meaning set forth in Section 2.2.

(39) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(40) “Excluded Items” shall have the meaning set forth in Section 7.15.

(41) “Federal Power Act” means the Federal Power Act of 1935, as amended.

(42) “FERC” means the Federal Energy Regulatory Commission or any successor thereto.

(43) “FERC Approval” shall have the meaning set forth in Section 7.7(b).

(44) “Final Net Working Capital” means (a) the Net Working Capital of the Company as set forth in the Post-Closing Net Working Capital Statement as finally agreed upon by, or finally binding upon, the parties pursuant to Section 2.3 minus (b) the Working Capital Target. Final Net Working Capital may be zero, a positive number (i.e., a number greater than zero) or a negative number (i.e., a number less than zero).

(45) “Final Order” shall have the meaning set forth in Section 8.1(c).

(46) “GAAP” means generally accepted accounting principles as used in the United States, as in effect at the time any applicable financial statements were prepared.

(47) “General Survival Period” shall have the meaning set forth in Section 9.4.

(48) “Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

(49) “GP PIE Interest” shall have the meaning set forth in the recitals to this Agreement.

(50) “Hazardous Substances” means any chemical, material, substance, exposure to or Release, discharge, or presence of which, in relevant form and concentration, is prohibited, limited, regulated by, or subject to liability under, any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls, mercury; or (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” or “extremely hazardous substances.”

(51) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(52) “ICE Payment” shall have the meaning set forth in Section 2.4.

(53) “Indemnifiable Losses” shall have the meaning set forth in Section 9.1.

(54) “Indemnification Cap” shall have the meaning set forth in Section 9.4(c).

(55) “Indemnified Party” shall have the meaning set forth in Section 9.3(a).

(56) “Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

(57) “Intellectual Property” means all U.S. intellectual property, including: (a) patents, inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements and know-how, whether or not patented or patentable; (b) copyrights and works of authorship in any media, including computer hardware, software, firmware, applications, files, systems, networks, databases and compilations, documentation and related textual works, graphics, advertising, marketing and promotional materials, photographs, artwork, drawings, articles, textual works, and Internet site content; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos trade dress and other source indicators and the goodwill of any business symbolized thereby; and (d) trade secrets, drawings, blueprints and all non-public, confidential or proprietary information, documents, materials, analyses, reach and lists.

(58) “Interim Capital Expenditures” shall have the meaning set forth in Section 2.4.

(59) “LLC Interests” shall have the meaning set forth in the recitals hereto.

(60) “LP Seller” or “LP Sellers” shall have the meaning set forth in the preamble to this Agreement.

(61) “LS Associates” shall have the meaning set forth in the preamble to this Agreement.

(62) “LS Equity” shall have the meaning set forth in the preamble to this Agreement.

(63) “LS Partners” shall have the meaning set forth in the preamble to this Agreement.

(64) “Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence individually or in the aggregate that is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) of the Company, its Subsidiaries, Blocker and the Business, taken as a whole, or results of operations of the Business, taken as a whole, or that, directly or indirectly, prevents or materially impairs or delays a Seller’s ability to perform its obligations hereunder; provided, however, that any adverse change or effect attributable to (i) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any applicable laws, statutes, rules, regulations, ordinances, protocols, orders, judgments, writs, injunctions, decrees, settlements, stipulations or awards by any Governmental Authority, (ii) any change or development in international, national, regional, state or local wholesale or retail markets for power or fuel, including changes in commodity prices, related products, or availability or costs of transportation, (iii) any system-wide change or development in national, regional, or state electric transmission or distribution systems, other than any change or development involving physical damage or destruction thereto, (iv) any announcement, pendency or consummation of the transactions contemplated by this Agreement or the Merger Agreement, (v) any change or development in financial or securities markets or the economy in general, (vi) any change or effect on operation or financial condition of the Business arising from any actions which have been or may be taken by Buyer in connection with the operation of any of its businesses, or (vii) any Casualty Event, shall, in each case, be excluded from such determination; provided that, in the case of items (i)-(v), to the extent any such laws, statutes, rules, regulations, ordinances, protocols, orders, judgments, writs, injunctions, decrees, settlements, stipulations or awards by any Governmental Authority, changes and developments do not have a disproportionate adverse effect on the Business, taken as a whole, as compared to other entities engaged in the power generation business.

(65) “Material Contracts” all contracts, agreements, personal property leases, commitments, understandings or instruments identified in Section 4.14 of the Sellers’ Disclosure Schedule with a value in excess of $1,500,000 (One Million Five Hundred Thousand) or with annual payments greater than $500,000 (Five Hundred Thousand) which are material to the Business, other than any Material Leases.

(66) “Material Leases” shall mean, as of the date of this Agreement, all leases identified in Section 4.10 of the Sellers’ Disclosure Schedule under which the Company is a lessee, lessor or under which the Company otherwise has any interest with annual payments greater than $500,000 (Five Hundred Thousand).

(67) “Merger Agreement” shall mean the Plan of Merger, Contribution and Sale Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., Falcon Merger Sub Co., LSP Gen Investors, LP, LS Partners, PIE I, LS Equity, LS Associates, and Dynegy Inc.

(68) “Merger Agreement Parties” shall mean the parties to the Merger Agreement.

(69) “N&S Agreement” shall have the meaning set forth in the recitals to this Agreement.

(70) “Net Working Capital” means Current Assets less Current Liabilities.

(71) “Non-Transferred Excluded Item” shall have the meaning set forth in Section 7.15.

(72) “Objection Notice” shall have the meaning set forth in Section 2.3(c).

(73) “Operating Budget” means (i) the operating budget for the conduct of the Business by the Company and its Subsidiaries for the calendar year 2006, attached as Section 7.1 of the Sellers’ Disclosure Schedule, and (ii) the operating budget for the conduct of the Business by the Company and its Subsidiaries for the calendar year 2007, to be prepared by Sellers and delivered to Buyer within fifteen (15) days of the preparation thereof but prior to the Closing Date, both prepared in accordance with good industry practice and consistent with past practice.

(74) “Operator” means General Electric International, Inc., a wholly owned subsidiary of General Electric Company.

(75) “Per Claim Deductible” shall have the meaning set forth in Section 9.4(b).

(76) “Permits” shall have the meaning set forth in Section 4.17.

(77) “Permitted Encumbrances” means (i) all exceptions, restrictions, easements, covenants, charges, rights of way and monetary and non-monetary Encumbrances of record or that are set forth in an applicable FERC project license, except for such encumbrances which secure indebtedness; (ii) mortgages, liens, pledges, charges, encumbrances and restrictions incurred or may be incurred pursuant to the Credit Agreement; (iii) mortgages, liens, pledges, charges, encumbrances and restrictions incurred in connection with the Company’s purchase of properties and assets after the date of the Balance Sheet securing all or a portion of the purchase price therefor, (iv) statutory liens for current Taxes, assessments or other governmental charges not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings; (v) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations which are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings; (vi) zoning, entitlement, conservation restriction and other land use and environmental restrictions by Governmental Authorities; and (vii) restrictions set forth in the Company’s operating agreement.

(78) “Person” means any individual, partnership, joint venture, corporation, limited liability company, limited liability partnership, trust, unincorporated organization or Governmental Authority or any department or agency thereof.

(79) “PIE I” shall have the meaning set forth in the preamble to this Agreement.

(80) “PIE I’s Knowledge” shall mean the actual knowledge of the following individuals: Jason Hochberg, Mark Brennan and Jobey Eddleman, to the extent such knowledge would have been obtained with the exercise of reasonable diligence and inquiry of such individuals.

(81) “PIE I Required Regulatory Approvals” shall have the meaning set forth in Section 5.3(b).

(82) “Post-Closing Net Working Capital Statement” shall have the meaning set forth in Section 2.3(b).

(83) “Pre-Closing 2005 Property Tax Payments” shall have the meaning set forth in Section 7.8(d).

(84) “Pre-Closing 2005 Property Taxes” shall have the meaning set forth in Section 7.8(d).

(85) “Purchase Price” shall have the meaning set forth in Section 2.2.

(86) “Real Property” has the meaning set forth in Section 4.9.

(87) “Release” means any spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, disposing, discharging, or leaching into the environment.

(88) “Replacement Letter of Credit” shall have the meaning set forth in Section 7.11.

(89) “Representatives” means with respect to a particular Person, any agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

(90) “Restoration Cost” shall have the meaning set forth in Section 7.13.

(91) “Review Period” shall have the meaning set forth in Section 2.3(c).

(92) “Seller Indemnitees” shall have the meaning set forth in Section 9.2(a).

(93) “Seller Marks” shall have the meaning set forth in Section 7.14.

(94) “Seller Required Regulatory Approvals” shall have the meaning set forth in Section 4.3(b).

(95) “Sellers” shall have the meaning set forth in the preamble to this Agreement.

(96) “Sellers’ Disclosure Schedule” means the disclosure schedules, dated as of the date of this Agreement, delivered by the Sellers to Buyer.

(97) “Sellers’ Knowledge” shall mean the actual knowledge of the following individuals: Jason Hochberg, Carolyne Wass, Blake Wheatley and Scott Caver, to the extent such knowledge would have been obtained with the exercise of reasonable diligence and inquiry of such individuals.

(98) “Sellers’ Representative” shall mean LS Power Development, LLC, or its designee.

(99) “State Regulator” means any executive, regulatory or administrative agency, body, commission, department or board (or similar entity) of a state of the United States.

(100) “Straddle Period” shall have the meaning set forth in Section 7.8(e).

(101) “Subsidiary” of any Person (the “Subject Person”) means any Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is directly or indirectly owned or controlled by the Subject Person or by one or more of its respective Subsidiaries.

(102) “Survival Period” shall have the meaning set forth in Section 9.4.

(103) “Tax” means any tax, charge, fee, levy, penalty or other assessment imposed by any U.S. federal, state, local or foreign taxing authority, including, but not limited to, any excise, property, ad valorem, sales, transfer, franchise, payroll, withholding, social security or other tax, including any interest, penalties or additions attributable thereto.

(104) “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information) supplied or required to be supplied to any authority with respect to Taxes and including any supplement or amendment thereof.

(105) “Tax Survival Period” shall have the meaning set forth in Section 9.4.

(106) “Termination Date” shall have the meaning set forth in Section 10.1(a).

(107) “Third Party Claims” shall have the meaning set forth in Section 9.3(b).

(108) “Transfer Taxes” means any and all transfer Taxes, including without limitation sales, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

(109) “Working Capital Target” shall mean $991,000.

SECTION 1.2 Rules of Interpretation. The following rules of usage and interpretation shall apply to this Agreement, unless otherwise required by the context or unless otherwise specified herein:

(a) words denoting the singular shall include the plural; the word “or” shall not be interpreted as exclusive; and words denoting one gender shall include all other genders;

(b) references to Sections and Schedules are references to Sections and Schedules, respectively, in or to this Agreement;

(c) references to any agreement means such agreement as amended, modified, extended or supplemented from time to time in accordance with the applicable provisions thereof;

(d) references to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder;

(e) when used herein, words such as “hereunder,” “hereto,” “hereof,” and “herein” and words of like import shall refer to the whole of the applicable document and not to any particular portion thereof;

(f) the words “include” and “including” shall be without limitation;

(g) the words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used;

(h) the terms “ordinary course” and “consistent with past practice” include references with respect to quantity, quality and frequency; and

(i) references to any Person shall include such Person’s successors and permitted transferees and assigns.

ARTICLE II

PURCHASE AND SALE OF LLC INTERESTS AND BLOCKER STOCK

SECTION 2.1 Purchase and Sale. (a) Upon the terms and subject to the satisfaction of the conditions contained in this Agreement: Buyer agrees to purchase from LS Associates, LS Equity and LS Partners, and each of LS Associates, LS Equity and LS Partners agrees to sell, assign, convey, transfer and deliver to Buyer, their respective limited liability company membership interests in the Company; and

(b) Buyer agrees to purchase from PIE I, and PIE I agrees to sell, assign, convey, transfer and deliver to Buyer, the Blocker Stock.

SECTION 2.2 Purchase Price. Pursuant to Article III, at the Closing, Buyer shall pay an estimated purchase price equal to: the sum of (A) $200,000,000.00 (Two Hundred Million Dollars), (B) the Estimated Net Working Capital, (C) the ICE Payment and (D) the Debt Reduction Amount (which amount may be either a negative or a positive number) (collectively, the “Estimated Purchase Price”). The “Purchase Price” shall be equal to the Estimated Purchase Price after giving effect to any adjustment contemplated by Section 2.3. At least ten (10) Business Days prior to the Closing, Sellers shall provide to Buyer the relevant account information and wiring instructions and Estimated Purchase Price allocation percentages for each of the Sellers for which Buyer is to remit its payment of the Estimated Purchase Price.

SECTION 2.3 Net Working Capital Adjustment. (a) At least five (5) Business Days prior to Closing, Sellers’ Representative shall prepare, in accordance with GAAP, and deliver to Buyer an unaudited statement of Estimated Net Working Capital of the Company as of the Closing Date.

(b) Within sixty (60) days after the Closing Date, Buyer shall prepare, in accordance with the definition of Net Working Capital as set forth herein, and deliver to Sellers’ Representative an unaudited statement of the Net Working Capital of the Company as of the Closing Date (the “Post-Closing Net Working Capital Statement”). From the Closing Date, Buyer shall provide Sellers’ Representative and its Representatives any information reasonably requested and shall provide them, upon reasonable notice, full access at all reasonable times to the properties, books, records and other materials of the Company and its Subsidiaries and the personnel of, and work papers prepared by or for, Buyer or the Company and its Subsidiaries, including such historical financial information relating to the Company and its Subsidiaries as Sellers’ Representative may reasonably request in connection with its review of the Post-Closing Net Working Capital Statement.

(c) Upon receipt of the Post-Closing Net Working Capital Statement, Sellers’ Representative shall have thirty (30) days (the “Review Period”) to review such Post-Closing Net Working Capital Statement. If Sellers’ Representative has accepted such Post-Closing Net Working Capital Statement in writing or has not given written notice to Buyer setting forth in reasonable detail any Sellers’ Representative’s objection to such Post-Closing Net Working Capital Statement (an “Objection Notice”) prior to the expiration of the Review Period, then such Post-Closing Net Working Capital Statement shall be final and binding upon the parties. In the event that Sellers’ Representative delivers an Objection Notice during the Review Period, (1) any undisputed portion of the amount required to be paid pursuant to Section 2.3(f) shall be paid but only if the party paying in respect of the undisputed items will pay a greater amount to the other party or no additional amount to the other party in connection with the final payment pursuant to Section 2.3(f) and (2) as to any disputed elements of the Post-Closing Net Working Capital Statement, the parties shall use their reasonable efforts to agree on any adjustments to the Post-Closing Net Working Capital Statement within twenty (20) days following the receipt by Buyer of the Objection Notice. If the parties are unable to reach an agreement as to such amount within such twenty (20) day period, then the matter shall be submitted to one of the “Big 4” accounting firms or other qualified firm as shall be mutually agreed between the parties (such accounting firm, the “Accounting Firm”), who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute, but only such matters, and shall adjust the Post-Closing Net Working Capital Statement in accordance with this Section 2.3(c) to reflect such resolution and establish the final binding Post-Closing Net Working Capital Statement. The Accounting Firm shall make such determination within thirty (30) days following the engagement of the Accounting Firm, and such determination shall be final and binding upon the parties.

(d) The scope of any dispute to be resolved by the Accounting Firm shall be limited to whether the amounts set forth on the Post-Closing Net Working Capital Statement were prepared in accordance with the definition of Net Working Capital as set forth herein, and whether there were mathematical errors in the Post-Closing Net Working Capital Statement. In resolving a dispute relating to the Post-Closing Net Working Capital Statement or any particular item in the Post-Closing Net Working Capital Statement, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case as presented to the Accounting Firm.

(e) The decision of the Accounting Firm will be, for all purposes, conclusive, non-appealable, final and binding upon Buyer and Sellers. Judgment may also be entered thereon as an arbitration award pursuant to the Federal Arbitration Act, 9 U.S.C. §§1-16. The fees of the Accounting Firm shall be borne by Buyer and Sellers in the same proportion that the dollar amount of disputed items lost by a party bears to the total dollar amount in dispute resolved by the Accounting Firm. Each party will bear the fees, costs and expenses of its own accountants and all of its other expenses in connection with matters contemplated by this Section 2.3.

(f) Within two (2) Business Days after the Post-Closing Net Working Capital Statement becomes final and binding, either (i) Buyer shall pay to the Sellers an amount equal to the excess, if any, of (A) the Final Net Working Capital over (B) the Estimated Net Working Capital, or (ii) Sellers shall pay to Buyer an amount equal to the excess, if any, of (A) the Estimated Net Working Capital over (B) the Final Net Working Capital. If the Estimated Net Working Capital is equal to the Final Net Working Capital, no payments will be required by the Sellers or Buyer under this Section 2.3(f). All such payments by Buyer or Sellers will be made together with interest accruing at an annual rate of five percent (5%) beginning on the Closing Date and ending on the date of payment. All payments made pursuant to this Section 2.3 shall be made in immediately available funds by wire transfer to such bank account as Sellers or Buyer will specify, as applicable.

SECTION 2.4 Interim Capital Expenditure Payments. Between the date of this Agreement and the Closing Date, the Company, or an Affiliate of the Company on behalf of the Company or its Subsidiaries, may make interim capital expenditures in respect of the Business as identified in the Operating Budget (the “Interim Capital Expenditures”). The amount incurred as of the Closing Date by or on behalf of the Company and its Subsidiaries between the date of this Agreement and the Closing Date in respect of any Interim Capital Expenditures shall be the “ICE Payment.”

SECTION 2.5 Debt Reduction. The Base Debt is the scheduled targeted amount of all outstanding debt as of September 30, 2006 of the Business pursuant to the Credit Agreement. At the Closing, Sellers shall deliver to Buyer a certificate (the “Debt Reduction Certificate”) setting forth the difference between the Base Debt and the amount of all outstanding debt pursuant to the Credit Agreement of the Business as of the Closing (the “Closing Debt”). The difference between the Base Debt and the Closing Debt shall be the “Debt Reduction Amount.”

SECTION 2.6 Distribution of Purchase Price. The Estimated Purchase Price and any adjustment to the Estimated Purchase Price pursuant to Section 2.3 shall be distributed or allocated to the Sellers in accordance with the percentage entitlement of each such Seller as set forth in Section 2.6 of the Sellers’ Disclosure Schedule, as may be amended from time to time.

ARTICLE III

THE CLOSING

SECTION 3.1 Time and Place of Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York, at 10:00 a.m., local time, on the fifth (5th) Business Day following the date on which all of the conditions to each party’s obligations hereunder have been satisfied or waived, or at such other place or time as the parties may agree. The date and time at which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

SECTION 3.2 Deliveries by the LP Sellers. At the Closing, the LP Sellers shall deliver to Buyer the following:

(a) certificates of the appropriate public officials to the effect that each of the LP Sellers and the Company are validly existing limited partnerships and a limited liability company, respectively, in good standing in the applicable state of their organization;

(b) incumbency and specimen signature certificates dated the Closing Date, signed by an appropriate officer of the LP Sellers and certified by an appropriate officer;

(c) certificates representing the limited liability company membership interests of the Company owned by the LP Sellers or an assignment and assumption agreement duly executed by the LP Sellers in respect of such limited liability company membership interests of the Company; and

(d) such other agreements, documents, instruments and writings as are required to be delivered by the LP Sellers at or prior to the Closing Date pursuant to this Agreement or otherwise required in connection herewith.

SECTION 3.3 Deliveries by PIE I. At the Closing, PIE I shall deliver to Buyer the following:

(a) certificates of the appropriate public officials to the effect that each of PIE I and Blocker is a validly existing limited partnership, or corporation, as applicable, in good standing in its state of organization;

(b) incumbency and specimen signature certificates dated the Closing Date, signed by an appropriate officer of PIE I and certified by an appropriate officer;

(c) stock certificates representing the Blocker Stock; and

(d) such other agreements, documents, instruments and writings as are required to be delivered by PIE I at or prior to the Closing Date pursuant to this Agreement or otherwise required in connection herewith.

SECTION 3.4 Deliveries by Buyer. At the Closing, Buyer shall deliver to the Sellers the following:

(a) the Estimated Purchase Price by wire transfer of immediately available funds;

(b) a certificate of the appropriate public official to the effect that Buyer is a validly existing limited liability company in its state of organization;

(c) incumbency and specimen signature certificates dated the Closing Date, signed by an appropriate officer of Buyer and certified by an appropriate officer;

(d) the Replacement Letter of Credit and evidence, satisfactory to Sellers, of the cancellation of, and release of the Sellers and their Affiliates under, the Debt Service Reserve Letter of Credit; and

(e) such other agreements, documents, instruments and writings as are required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement or otherwise required in connection herewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Sellers’ Disclosure Schedule, the Sellers (except for Section 4.2 and Section 4.3 which are only made by the LP Sellers), in each case, severally, but not jointly, hereby represent and warrant to Buyer, as of the date of this Agreement, as follows:

SECTION 4.1 Organization; Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease, and operate its properties and to carry on the Business as is now being conducted. The Company is duly qualified or licensed to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the Business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Complete and correct copies of the Company’s certificate of incorporation, By-laws, certificate of formation, limited liability company operating agreement or similar document as currently in effect have heretofore been delivered or made available to Buyer.

SECTION 4.2 Authority Relative to this Agreement. Each of the LP Sellers has the limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the respective general partners of the LP Sellers and no other limited partnership proceedings on the part of the LP Sellers are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the LP Sellers, and assuming that this Agreement constitutes a valid and binding agreement of Buyer, subject to the receipt of the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals, constitutes a valid and binding agreement of each of the LP Sellers, and is enforceable against each of the LP Sellers in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

SECTION 4.3 Consents and Approvals; No Violation. (a) Other than obtaining the Seller Required Regulatory Approvals, the Buyer Required Regulatory Approvals, the Permits and Environmental Permits and other approvals pursuant to applicable Environmental Laws neither the execution and delivery of this Agreement by the LP Sellers nor the sale by the LP Sellers of the limited liability company membership interests of the Company owned by the LP Sellers pursuant to this Agreement will (i) conflict with, violate or result in any breach of any provision of the certificate of limited partnership or partnership agreement of any of the LP Sellers; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority, except (x) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have a Material Adverse Effect or (y) for those requirements which become applicable to the LP Sellers as a result of the specific regulatory status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged; (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any of the LP Sellers are a party or by which the LP Sellers or the Business may be bound, except for such defaults (or rights of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not have a Material Adverse Effect; or (iv) violate any order, judgment, writ, injunction, decree, settlement, stipulation, award, law, statute, rule or regulation of a Governmental Authority applicable to any LP Sellers or its business, properties or assets.

(b) Except for (i) any required approvals under the Federal Power Act, (ii) approvals or other actions by State Regulators, and (iii) the filings by the LP Sellers and Buyer required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act (the filings and approvals referred to in clauses (i) through (iii) above together with the PIE I Required Regulatory Approvals are collectively referred to as the “Seller Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority or regulatory authority is necessary for the consummation by the LP Sellers of the transactions contemplated hereby, other than the Permits and Environmental Permits and other approvals pursuant to applicable Environmental Laws.

SECTION 4.4 Capitalization. Section 4.4 of the Sellers’ Disclosure Schedule sets forth all of the outstanding and authorized common and preferred limited liability company membership interests of the Company and all such interests are owned by the parties as described in such schedules. All of the outstanding LLC Interests have been duly authorized and validly issued, fully paid and nonassessable, and are held of record and beneficially owned by the parties indicated in Section 4.4 of the Sellers’ Disclosure Schedule. There are no preemptive rights or any outstanding subscriptions, options, warrants, calls, rights convertible securities or other agreements of any kind to which the Company is a party or by which it is bound obligating it to issue, deliver or sell additional LLC Interests or any securities convertible or exchangeable into LLC Interests, or obligating the Company to grant, extend or enter into any such subscription, option, warrant or agreement. At the Closing, the LP Sellers will transfer their respective common and preferred limited liability company membership interests in the Company to Buyer, free and clear of Encumbrances (other than Encumbrances created by Buyer).

SECTION 4.5 Reports and Financial Statements. (a) Set forth in Section 4.5 of the Sellers’ Disclosure Schedule are the following financial statements for the Company (the “Company Financial Statements”):

(i) audited and unaudited (and to the extent applicable consolidated and consolidating) balance sheets and statements of income, changes in partners equity, and cash flow as of and for the fiscal years ended December 31, 2004 and 2005; and

(ii) unaudited balance sheets and statements of income, changes in partners equity, and cash flow (the “Company Interim Financial Statements”) as of and for the six months ended June 30, 2006, for the Company.

(b) the Financial Statements, prepared from, and are in accordance with, the books and records of the Company, which books and records have been maintained, and which financial statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete, and are consistent with the books and records of the Company; provided, however, that the Company Interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items. Since June 30, 2006, the Company has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP.

SECTION 4.6 Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of the business and consistent with past practice since June 30, 2006, (b) as otherwise disclosed in the audited financial statements or reflected in the notes thereto, in the unaudited interim financial statements for the six-months period ended on the Balance Sheet Date or reflected in the notes thereto, neither the Company nor any of its Subsidiaries has incurred any liabilities, debts or obligations of any nature (whether direct, indirect, accrued, asserted, unasserted, contingent, known or unknown, determined or determinable, matured or unmatured or otherwise) in excess of $5,000,000, individually or in the aggregate, that would be required to be reflected or reserved against in the combined balance sheet of the Company prepared in accordance with GAAP.

SECTION 4.7 Absence of Certain Changes or Events. Except as otherwise contemplated by this Agreement, since the Balance Sheet Date, the Company and its Subsidiaries have conducted the Business only in the ordinary course and in a manner consistent with past practice, and there has not been any events or occurrences that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.8 Title to Personal Property. The Company and its Subsidiaries have good title to, or rights by license, lease or other agreement to use, all personal properties and assets (or rights thereto) necessary to permit the Company and its Subsidiaries to conduct their respective business as currently conducted, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.9 Title to Real Property. Section 4.9 of the Sellers’ Disclosure Schedule sets forth a true and complete list of all real property owned or leased by the Company and its Subsidiaries (or to which the Company or its Subsidiaries holds an interest therein) (the “Real Property”). The Company has good, valid and indefeasible title to all of the Real Property, subject only to Permitted Encumbrances and such other Encumbrances or imperfections or failure of title that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.10 Leasehold Interests. All Material Leases are valid, binding and enforceable in accordance with their terms, and are in full force and effect; there are no existing material defaults by the Company or its Subsidiaries thereunder; and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a material default thereunder.

SECTION 4.11 Insurance. All material policies of fire, liability and other forms of insurance purchased or held by, for the benefit of, and insuring the Company or its Subsidiaries, or their respective assets, businesses, operations, employees, officers or directors are valid, enforceable, in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid, and no notice of cancellation, termination, non-renewal, denial or threatened denial has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation.

SECTION 4.12 Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to result in liabilities in excess of $7,000,000:

(a) The Company, its Subsidiaries, or the Operator, as the case may be, holds and has held, and is and has been, in substantial compliance with, all permits, licenses and governmental authorizations (the “Environmental Permits”) required for the Company, its Subsidiaries or the Operator to operate the Business (as currently conducted) under Environmental Laws; all Environmental Permits currently required are in good standing or, where applicable, a renewal application has been timely filed and is pending approval by any Governmental Authority; the Company, its Subsidiaries and the Operator are and have been in compliance with all terms and conditions of the Environmental Permits and all other applicable requirements of Environmental Laws.

(b) There is no Environmental Claim pending or, to the Sellers’ Knowledge, threatened against any of the Company and its Subsidiaries, including any such Environmental Claim against the Company or its Subsidiaries for the treatment, storage or disposal of any Hazardous Substance by the Company or any of its Subsidiaries at any off-site facility.

(c) To the Sellers’ Knowledge, neither the Company nor any of its Subsidiaries have caused the Release of any Hazardous Substance that has formed or would reasonably be expected to form the basis of (i) any Environmental Claim against any of the Company and its Subsidiaries or against any Person whose liability for such claim any of the Company and its Subsidiaries has or may have retained or assumed, either by operation of law or by contract.

(d) Neither the Company nor any of its Subsidiaries has received any written request for information, or been notified in writing that it is a potentially responsible party or otherwise liable, under any applicable Environmental Laws with respect to the Business, Company, or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has entered into or agreed to any consent decree or order, and is not subject to any judgment, decree, or order relating to compliance with or liability under any Environmental Law or to investigation or remedial action related to Hazardous Substances under any Environmental Law.

(f) The representations and warranties made in this Section 4.12 are the Sellers’ exclusive representations and warranties relating to environmental matters.

SECTION 4.13 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries: (a) has any employees or any employee pension plans, or (b) to the Sellers’ Knowledge, (i) is a party to or bound by any collective bargaining agreements or other similar labor contracts, (ii) has any active union organizing activity with respect to the Business or (iii) has any actually pending labor strike, walk-out, dispute, work-stoppage, lockout, arbitration or grievance proceeding, in each case, which would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.14 Certain Contracts and Arrangements. (a) Each Material Contract constitutes a valid and binding obligation of the parties thereto and is in full force and effect and shall continue in full force and effect, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder except where failure of any Material Contract to be a valid and binding obligation and in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) There is not, under any of the Material Contracts, any default or event which, with notice or lapse of time or both, would constitute a default on the part of the Company or its Subsidiaries, except, for such events of default and other events as to which requisite waivers or consents have been obtained or which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.15 Legal Proceedings, etc. There are no suits, claims, actions, administrative, arbitral, litigation or other proceedings, inquiries, audits, hearing petitions, grievances, complaints or governmental or regulatory investigations (each an “Action”) or group of Actions pending or, to the Sellers’ Knowledge, threatened against the Company or its Subsidiaries relating to the Business before any court, Governmental Authority or regulatory authority or body acting in an adjudicative capacity, which would reasonably be expected to, individually or in the aggregate, result in liabilities in excess of $2,000,000. Neither the Company nor any of its Subsidiaries are subject to any outstanding judgment, rule, order, writ, injunction or decree of any court, Governmental Authority or regulatory authority relating to the Business which has resulted, individually or in the aggregate, in liabilities in excess of $2,000,000. The provisions of this Section 4.15 shall not apply to environmental matters, which are the subject of representations and warranties contained in Section 4.12.

SECTION 4.16 Compliance with Laws. The Company and its Subsidiaries are and, since the Acquisition Date, have been in compliance with all laws, statutes, orders, rules, regulations, ordinances or judgments of any Governmental Authority or regulatory body or authority applicable to the Business and have not received any notice, and there has been no Action filed, commenced or threatened against the Company or any of its Subsidiaries, alleging any violation of any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority or regulatory body or authority applicable to the Business, except as would not reasonably be expected to, individually or in the aggregate, result in any Material Adverse Effect to the Company or any of its Subsidiaries. The provisions of this Section 4.16 shall not apply to environmental matters, which are the subject of representations and warranties contained in Section 4.12.

SECTION 4.17 Permits. The Company and its Subsidiaries have all material permits, licenses, franchises and other governmental authorizations, consents and approvals, other than with respect to Environmental Laws (collectively, “Permits”), as set forth in Section 4.17 of the Sellers’ Disclosure Schedule (a) necessary to operate the Business as presently operated, and (b) with respect to the Business, neither the Company nor its Subsidiaries has received any written notification that it is in violation of any of such Permits, or any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority or regulatory body or authority applicable to the Business, except for notifications of violations which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with all Permits, laws, statutes, orders, rules, regulations, ordinances, or judgments of any Governmental Authority or regulatory body or authority applicable to the Business, except for violations which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The provisions of this Section 4.17 shall not apply to environmental matters, which are the subject of representations and warranties contained in Section 4.12.

SECTION 4.18 Regulation as a Utility. Neither the Company nor any of its Subsidiaries is subject to regulation as a public utility or public service company (or similar designation) by any state of the United States, any foreign country or any municipality or any political subdivision of the foregoing.

SECTION 4.19 Taxes. (a) The Company and its Subsidiaries have, in respect of the Business, (i) filed all material Tax Returns required to be filed, and (ii) paid in full or will pay all material Taxes shown to be due on such Tax Returns. The Sellers have not received any notice of deficiency or assessment from any taxing authority with respect to liabilities for Taxes of the Company or any of its Subsidiaries in respect of the Business, which have not been fully paid or finally settled, unless being contested in good faith through appropriate proceedings. There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for Taxes associated with the Business for any period.

(b) Each of the Company and its Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting requirements, in connection with amounts paid or owing to any employee, creditor, partner, member, independent contractor or other third party.

(c) Neither the Company nor any of its Subsidiaries has engaged in any “listed transactions” within the meaning of Treas. Reg. §1.6011-4(b)(2).

(d) The Company is treated as a partnership for U.S. federal income tax purposes. LSP Equipment, LLC, and LSP-Kendall Energy, LLC, are disregarded entities separate from their owners for U.S. federal income tax purposes.

(e) Neither the Company nor any of its Subsidiaries is a party to, bound by or has any obligation under any Tax allocation, Tax sharing, Tax indemnity or similar agreement, arrangement or understanding.

(f) Neither the Company nor any of its Subsidiaries has received any written notice of a claim made by any taxing authority in a jurisdiction where such entity does not file Tax returns that such entity or any Sellers is or may be subject to any material Tax in such jurisdiction. Section 4.19 of Sellers’ Disclosure Schedule sets forth a list of states, territories and jurisdictions (whether foreign or domestic) in which the Company and its Subsidiaries file Tax returns. No claim has been made by a taxing authority in a jurisdiction where any such entity does not file a return that it or any Sellers is subject to any material Tax in that jurisdiction and no such entity is required to file Tax returns in any jurisdiction other than those set forth in Section 4.19 of the Sellers’ Disclosure Schedule.

SECTION 4.20 Affiliate Transactions. There are no Material Contracts or transactions between the Company or its Subsidiaries, on the one hand, and (A) any Affiliates of the Company other than its Subsidiaries, on the other hand, or (B) (i) any officer, manager or director of the Company and its Subsidiaries, or (ii) any affiliate of any such officer, manager or director, on the other hand, in each case in this clause (B) except any Material Contract or transaction entered into in the ordinary course of business and on terms no less favorable than would have been reached on an arm’s-length basis or that is not material to any of the Company and its Subsidiaries.

SECTION 4.21 Brokers’ Fee. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker, finder or similar fee or other commission from Sellers or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PIE I

Except as set forth in the Sellers’ Disclosure Schedule, PIE I hereby represents and warrants to Buyer, as of the date of this Agreement, as follows:

SECTION 5.1 Organization; Qualification. Blocker is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. Blocker is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of Blocker’s certificate of incorporation and By-laws as currently in effect have heretofore been delivered or made available to Buyer.

SECTION 5.2 Authority Relative to this Agreement. PIE I has the limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the general partner of PIE I and no other limited partnership proceedings on the part of PIE I are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PIE I, and assuming that this Agreement constitutes a valid and binding agreement of Buyer, subject to the receipt of the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals, constitutes a valid and binding agreement of PIE I, and is enforceable against PIE I in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

SECTION 5.3 Consents and Approvals; No Violation. (a) Other than obtaining the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals, the Permits and Environmental Permits and other approvals pursuant to applicable Environmental Laws, neither the execution and delivery of this Agreement by PIE I, nor the sale by PIE I of the Blocker Stock pursuant to this Agreement shall (i) conflict with, violate or result in any breach of any provision of the certificate of limited partnership or partnership agreement of PIE I; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority, except (x) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or (y) for those requirements which become applicable to PIE I as a result of the specific regulatory status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged; (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or gives rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which PIE I or Blocker is a party or by which PIE I or Blocker may be bound, except for such defaults (or rights of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) as to which requisite waivers or consents have been obtained or which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or (iv) violate any order, judgment, writ, injunction, decree, settlement, stipulation, award, law, statute, rule or regulation of a Governmental Authority applicable to PIE I or Blocker.

(b) Except for (i) any material required approvals under the Federal Power Act, (ii) material approvals or other actions by State Regulators, and (iii) the filings by PIE I and Buyer required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act (the filings and approvals referred to in clauses (i) through (iii) above are collectively referred to as the “PIE I Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority or regulatory authority is necessary for the consummation by PIE I of the transactions contemplated hereby, other than the Permits and Environmental Permits and other approvals pursuant to applicable Environmental Laws.

SECTION 5.4 Capitalization. All of Blocker’s authorized capital stock consists of 1000 shares of common stock, 100 of which are outstanding, and all such outstanding shares are owned by PIE I. The Blocker Stock has been duly authorized and validly issued and is held of record and beneficially owned by PIE I. There are no preemptive rights or any outstanding subscriptions, options, warrants, calls, rights convertible securities or other agreements of any kind to which Blocker is party or by which it is bound obligating it to issue, deliver or sell additional capital stock in Blocker or any securities convertible or exchangeable into Blocker capital stock, or obligating Blocker to grant, extend or enter into any such subscription, option, warrant or agreement. At the Closing, PIE I will transfer the Blocker Stock to Buyer, free and clear of Encumbrances (other than Encumbrances created by Buyer).

SECTION 5.5 Blocker Operations. (a) Blocker has not conducted any activities other than in connection with its ownership of the limited liability company membership interests in the Company, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby or its activities as agent for LS Partner pursuant to the N&S Agreement.

(b) Except for the N&S Agreement, Blocker is not a party to any written contract, agreement, personal property lease, commitment, understanding or instrument. Blocker does not own title to or lease any real or personal property assets and it neither has any employees nor any employee pension plans.

(c) Blocker has no material liabilities or obligations, secured or unsecured (whether absolute, accrued, contingent or otherwise, and whether due or to become due).

(d) Except as otherwise contemplated by this Agreement, since June 30, 2006, Blocker has conducted its business only in the ordinary course and in a manner consistent with past practice, and there has not been any events or occurrences that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) There are no Actions pending that involve or otherwise directly relate to Blocker or, to the PIE I’s Knowledge, threatened against Blocker before any court, Governmental Authority or regulatory authority or body acting in an adjudicative capacity and Blocker is not subject to any outstanding judgment, rule, order, writ, injunction or decree of any court, Governmental Authority or regulatory authority.

(f) Blocker has been in compliance with all laws, statutes, orders, rules, regulations, ordinances or judgments of any Governmental Authority or regulatory body or authority applicable to it and it has not received any written notice, and there has been no Action filed, commenced or, to the PIE I’s Knowledge, threatened against Blocker, alleging any violation of any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority or regulatory body or authority applicable to Blocker.

SECTION 5.6 Tax Matters. Blocker has (i) filed all material Tax Returns required to be filed and (ii) paid in full or will pay all material Taxes shown to be due on such Tax Returns. Blocker has not received any notice of deficiency or assessment from any taxing authority with respect to liabilities for Taxes which have not been fully paid or finally settled, unless such Taxes are being contested in good faith through appropriate proceedings. There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for Taxes of Blocker for any period. Blocker is not a party to, bound by or has any obligation under any Tax allocation, Tax sharing, Tax indemnity or similar agreement, arrangement or understanding.

SECTION 5.7 Brokers’ Fee. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker, finder or similar fee or other commission from PIE I or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers, as of the date of this Agreement, as follows:

SECTION 6.1 Organization. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Prior to the Closing, complete and correct copies of Buyer’s operating agreement and certificate of formation/Articles of Incorporation and By-laws (or other similar governing documents) as currently in effect have heretofore been delivered or made available to Sellers’ Representative.

SECTION 6.2 Authority Relative to this Agreement. Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Buyer, and assuming that this Agreement constitutes a valid and binding agreement of the Sellers, subject to the receipt of the Buyer Required Regulatory Approvals and the Seller Required Regulatory Approvals, constitutes a valid and binding agreement of the Buyer, and is enforceable against the Buyer in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

SECTION 6.3 Consents and Approvals; No Violation. (a) Other than obtaining the Buyer Required Regulatory Approvals and the Seller Required Regulatory Approvals, neither the execution and delivery of this Agreement by the Buyer nor the consummation of the transactions contemplated by this Agreement shall: (i) conflict with, violate or result in any breach of any provision of the By-laws or articles of incorporation (or other similar governing documents) of the Buyer, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of their respective assets may be bound, except for such defaults (or rights of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) as to which requisite waivers or consents have been obtained or which would not reasonably be expected to, individually or in the aggregate, directly or indirectly, prevent or materially impair or delay Buyer’s ability to perform its obligations hereunder; or (iv) violate any order, judgment, writ, injunction, decree, settlement, stipulation, award, law, statute, rule or regulation of a Governmental Authority applicable to Buyer or its businesses, properties or assets, which violation would reasonably be expected to, individually or in the aggregate, directly or indirectly, prevent or materially impair or delay Buyer’s ability to perform its obligations hereunder.

(b) Except for (i) any required approvals under the Federal Power Act, (ii) approvals or other actions by State Regulators, and (iii) the filings by Buyer and the Sellers required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the “Buyer Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority or regulatory body or authority is necessary for the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not reasonably be expected to, individually or in the aggregate, directly or indirectly, prevent or materially impair or delay Buyer’s ability to perform its obligations hereunder.

SECTION 6.4 Availability of Funds. The Buyer will have sufficient funds available to it or will have received binding written commitments from responsible financial institutions to provide sufficient funds on the Closing Date to pay the Purchase Price.

SECTION 6.5 Acquisition for Investment; Due Diligence. Buyer is an informed and sophisticated purchaser experienced in financial and business matters and the evaluation and purchase of businesses such as the Business as contemplated hereunder. Buyer is acquiring the LLC Interests and the Blocker Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the LLC Interests or the Blocker Stock. Buyer agrees that the LLC Interests and the Blocker Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer has been furnished the materials relating to Buyer’s purchase of the LLC Interests and the Blocker Stock that it has requested, and Sellers have provided Buyer the opportunity to ask questions of the officers and management employees of the Business and to acquire additional information about the Business and financial condition of the Business.

SECTION 6.6 Brokers’ Fee. Except for Credit Suisse Securities (USA) LLC and Greenhill & Co., LLC, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker, finder or similar fee or other commission from Buyer or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VII

COVENANTS OF THE PARTIES

SECTION 7.1 Conduct of Business of the Company. Except (x) as described in Section 7.1 of the Sellers’ Disclosure Schedule, or (y) for actions taken in connection with any emergency, during the period from the date of this Agreement to the Closing Date, the Sellers covenant that the Company shall (1) operate the Business only in, and not to take any action except in, the ordinary course of business, consistent with good industry practice and past practice, including in compliance with applicable laws and the Operating Budget, and (2) preserve substantially intact its business organization, to preserve its assets and properties in good repair and condition and to preserve its present relationships with Governmental Authorities, customers, suppliers and other persons with which it has business relations and use commercially reasonable efforts to keep available the services of its present officers and key employees. Without limiting the generality of the foregoing, and, except (x) as contemplated in this Agreement, (y) as described in Section 7.1 of the Sellers’ Disclosure Schedule or (z) as permitted under the Operating Budget, after the termination of the Merger Agreement and prior to the Closing Date (except with respect to Sections 7.1(d), 7.1(e) and 7.1(g) which shall apply as of the execution of this Agreement), without the prior written consent of the Buyer, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall not and shall not allow its Subsidiaries to:

(a) (i) create, incur or assume any material amount of indebtedness for money borrowed, other than in the ordinary course of business consistent with past practice, including obligations in respect of capital leases but excluding purchase money mortgages granted in connection with the acquisition of property in the ordinary course of business; or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except in the ordinary course of business consistent with past practice;

(b) make any material change in the operations of the Business, including without limitation the levels of materials and supplies customarily maintained by the Business;

(c) sell, lease (as lessor), transfer or otherwise dispose of, any of the material assets of the Business, other than assets used, consumed or replaced in the ordinary course of business consistent with good industry practice and past practice, and not mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of the material assets of the Business;

(d) enter into or materially amend, terminate, cancel or renew any Material Contracts or Permits or other transaction other than in the ordinary course of business consistent with past practice or as required by applicable law;

(e) enter into or materially amend any real or personal property Tax agreement, treaty or settlement, which results in Tax relating to real or personal property above $1,500,000 (One million five hundred thousand dollars) per year on a projected basis in 2006 dollars;

(f) make, change or rescind any material Tax election; fail to duly and timely file all material Tax returns and other documents required to be filed with any Governmental Authority, subject to timely extensions permitted by applicable laws; extend the statute of limitations with respect to any Tax; or, except in the ordinary course of business consistent with past practice, settle or compromise any material federal, state, local or foreign Tax liability or audit;

(g) waive, release, assign, settle or compromise any pending or threatened Action having an amount in issue in excess of $1,000,000 or which in any event is material to the Business;

(h) amend or materially change its organizational documents; or

(i) fail to maintain its books and records in accordance with GAAP in any material respect or change any method of accounting or accounting practice by the Company, except for any such change required by GAAP;

(j) merge, amalgamate or consolidate with any other Person or acquire all or any substantial part of the business or assets of any other Person, or acquire ownership or control of any capital stock, bonds, or other securities of, or any property interest in, any Person;

(k) fail to maintain in full force and effect insurance policies covering the Business in a form and amount consistent with the Company’s current insurance program (except in the ordinary course of business to the extent any such policies expire in accordance with their term and are replaced with policies consistent with good practice for independent power companies, subject to insurance market conditions); and

(l) agree or otherwise commit to enter into any contract, agreement, commitment or arrangement, whether written or oral, with respect to any of the transactions set forth in the foregoing paragraphs (a) through (k).

SECTION 7.2 Conduct of Business of Blocker. Except as described in Section 7.2 of the Sellers’ Disclosure Schedule and except for actions taken in connection with any emergency, during the period from the date of this Agreement to the Closing Date, PIE I covenants that Blocker shall operate only in the ordinary and usual course of its business consistent with past practice. Without limiting the generality of the foregoing, and, except as contemplated in this Agreement or as described in Section 7.2 of the Sellers’ Disclosure Schedule, after the termination of the Merger Agreement and prior to the Closing Date (except with respect to Sections 7.2(f) which shall apply as of the execution of this Agreement), without the prior written consent of the Buyer, such consent not to be unreasonably withheld, delayed or conditioned, Blocker shall not take any of the following actions:

(a) (i) create, incur or assume any material amount of indebtedness for money borrowed; or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

(b) make any material change in its operations;

(c) sell, lease (as lessor), transfer or otherwise dispose of, any of its material assets, except for any transfer of some or all of its 94.9168% interests in GP PIE Interest to LS Partners and not mortgage or pledge, or impose or suffer to be imposed any Encumbrance on Blocker;

(d) enter into or materially amend any of its material agreements or permits, except for any amendment to the N&S Agreement;

(e) enter into or materially amend any material real or personal property Tax agreement, treaty or settlement;

(f) waive, release, assign, settle or compromise any threatened Action having an amount in issue in excess of $1,000,000 or which in any event is material to the Business;

(g) make, change or rescind any material Tax election; fail to duly and timely file all material Tax returns and other documents required to be filed with any Governmental Authority, subject to timely extensions permitted by applicable laws; extend the statute of limitations with respect to any Tax; or, except in the ordinary course of business consistent with past practice, settle or compromise any material federal, state, local or foreign Tax liability or audit;

(h) fail to maintain its books and records in accordance with GAAP in any material respect or change any method of accounting or accounting practice by the Company, except for any such change required by GAAP;

(i) amend or materially change its organizational documents;

(j) merge, amalgamate or consolidate with any other Person or acquire all or any substantial part of the business or assets of any other Person, or acquire ownership or control of any capital stock, bonds, or other securities of, or any property interest in, any Person; or

(k) agree or otherwise commit to enter into any contract, agreement, commitment or arrangement, whether written or oral, with respect to any of the transactions set forth in the foregoing paragraphs (a) through (j).

SECTION 7.3 Access to Information. (a) Between the date of this Agreement and the Closing Date, the Sellers shall and shall cause the Company and its Subsidiaries and Blocker to, during ordinary business hours and upon reasonable notice (i) give the Buyer and its Representatives reasonable access to all the officers, employees and agents of the Company, and the Business, and to the books, records, plants, offices and other facilities and properties constituting the Business to which the Buyer may be permitted access by law, (ii) permit the Buyer to make such reasonable inspections thereof as the Buyer may reasonably request; (iii) cause its officers and advisors to furnish the Buyer with such financial and operating data and other information with respect to the Business and Blocker as the Buyer may from time to time reasonably request; and (iv) cause its officers and advisors to furnish the Buyer a copy of each report, schedule or other document filed or received by them with the FERC with respect to the Business; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business, (B) neither the Sellers, the Company and its Subsidiaries, nor Blocker shall be required to take any action which would constitute a waiver of the attorney-client privilege and (C) neither the Sellers, the Company and its Subsidiaries, nor Blocker shall be required to supply the Buyer with any information which is subject to a legal obligation not to be supplied. Notwithstanding anything in this Section 7.3 to the contrary, any environmental assessment conducted by the Buyer shall not include the performance or conduct of any intrusive, Phase II or other sampling or testing at, in, on or underneath the Business.

(b) All information furnished to or obtained by the Buyer and its Representatives pursuant to this Section 7.3, including this Agreement, shall be subject to the provisions of the Confidentiality Agreement and shall be treated as confidential pursuant to such agreement.

(c) For a period of three (3) years after the Closing Date, the Sellers and their Representatives shall have reasonable access to, including the right to photocopy, scan, fax or otherwise reproduce, all of the books and records of the Business and Blocker, as the case may be, transferred to the Buyer hereunder to the extent that such access may reasonably be required by the Sellers in connection with matters relating to or affected by the operation of the Business and Blocker, as applicable, prior to the Closing Date; provided, however, that the foregoing time period shall be the greater of five (5) years or the expiration of the applicable statute of limitations, including extensions in the case of Tax matters relating to or affected by the operation of the Business. Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours. The Sellers shall be solely responsible for any costs or expenses incurred by them pursuant to this Section 7.3(c). If the Buyer shall desire to dispose of any such books and records prior to the expiration of such five-year period, the Buyer shall, prior to such disposition, give the Sellers a reasonable opportunity at the Sellers’ expense, to segregate and remove such books and records as the Sellers may select.

SECTION 7.4 Expenses. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

SECTION 7.5 Further Assurances. Subject to the terms and conditions of this Agreement, and in coordination with the comparable activities of the Merger Agreement Parties pursuant to the Merger Agreement, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the LLC Interests and the Blocker Stock pursuant to this Agreement including, without limitation, the hiring of personnel to manage the Business and its assets, the provision of any necessary transitional assistance, and the use of the Sellers’ and the Buyer’s commercially reasonable efforts to obtain or have transferred or amended, as appropriate, all Permits and Environmental Permits necessary for the Buyer to operate the Business. From time to time after the date hereof, without further consideration, the Sellers shall, at their own expense, execute and deliver such documents to the Buyer as the Buyer may reasonably request in order more effectively to vest in the Buyer ownership of the LLC Interests and the Blocker Stock. From time to time after the date hereof, the Buyer shall, at its own expense, execute and deliver such documents to the Sellers as the Sellers may reasonably request in order to more effectively consummate the sale of the LLC Interests and the Blocker Stock pursuant to this Agreement.

SECTION 7.6 Public Statements. After the execution of this Agreement and through the Closing Date or until termination of this Agreement pursuant to Article X, the parties shall consult with each other and the Merger Agreement Parties prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby and the Buyer shall not issue any such public announcement, statement or other disclosure without having first received the written consent of the Sellers, except as may be required by law and except that the parties may make public announcements, statements or other disclosures with respect to this Agreement and the transactions contemplated hereby to the extent and under the circumstances in which the parties are expressly permitted by the Confidentiality Agreement to make disclosures of confidential information under such agreement.

SECTION 7.7 Consents and Approvals. (a) In coordination with the comparable activities of the Merger Agreement Parties pursuant to the Merger Agreement, the Sellers and the Buyer shall each file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The parties shall consult with each other as to the appropriate time of filing such notifications and shall use their best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

(b) In coordination with the comparable activities of the Merger Agreement Parties pursuant to the Merger Agreement, the Sellers and the Buyer shall cooperate with each other and (i) promptly prepare and file all necessary documentation for the approvals from the Federal Communications Commission under the Communications Act of 1934 for license transfers, (ii) effect all necessary applications, notices, petitions and filings, including the approval of the FERC pursuant to Section 203 of the Federal Power Act, for the acquisition by Buyer and the sale by the Sellers of the jurisdictional assets of the Company and its Subsidiaries (the “FERC Approval”), and execute all agreements and documents necessary to obtain the FERC Approval, and (iii) use all commercially reasonable efforts to obtain all necessary consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii) and (iii), necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals) or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which the Sellers, the Company, Blocker or the Buyer is a party or by which any of them is bound. The Sellers shall have the right to review and approve in advance all characterizations of the information relating to the Business; and each of the Sellers and the Buyer shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement which appear in any filing made in connection with the transactions contemplated hereby. The parties hereto agree that they shall consult with each other with respect to the transferring to the Buyer or the obtaining by the Buyer of all such necessary Environmental Permits, Permits, consents, approvals and authorizations of all third parties and Governmental Authorities. The Sellers and the Buyer shall designate separate counsel with respect to all applications, notices, petitions and filings (joint or otherwise) relating to this Agreement and the transactions contemplated hereby on behalf of the Sellers, on the one hand and the Buyer on the other hand, with all Governmental Authorities.

(c) The parties hereto shall consult with each other prior to proposing or entering into any stipulation or agreement with any Federal, state or local Governmental Authority or agency or any third party in connection with any Federal, state or local governmental consents and approvals legally required for the consummation of the transactions contemplated hereby and shall not propose or enter into any such stipulation or agreement without the other party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 7.8 Tax Matters. (a) Notwithstanding any other provision of this Agreement, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be apportioned equally between the Sellers and the Buyer, and the Buyer shall, at its own expense, file, to the extent required by law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, the Sellers shall join in the execution of any such Tax Returns or other documentation.

(b) Each of the Buyer and the Sellers shall provide the other with such assistance (including the signing of Tax Returns) as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each shall retain and provide the requesting party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 7.8 or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the parties hereto.

(c) The Sellers shall prepare and file or cause to be prepared and filed when due (including extensions) all Tax Returns that are required to be filed by the Sellers with respect to the Company, its Subsidiaries or Blocker for taxable years or periods ending on or before the Closing Date. Buyer shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by the Company, its Subsidiaries or Blocker for taxable years or periods ending after the Closing Date.

(d) The Buyer and Sellers agree that the only real or personal property ad valorem Taxes with respect to the Company or its Subsidiaries that will be reflected in Current Liabilities will be a portion of such Taxes determined under this Section 7.8(d) due and payable in 2006 for the 2005 year (the “2005 Property Taxes”). The portion of the 2005 Property Taxes attributable to the period ending on or prior to the Closing Date (“Pre-Closing 2005 Property Taxes”) shall be calculated by multiplying (1) the 2005 Property Taxes by (2) the number of days beginning with January 1, 2006 through and including the Closing Date (up to a maximum of three hundred sixty-five (365) days) divided by three hundred sixty-five (365) days. The Pre-Closing 2005 Property Tax Payments (“Pre-Closing 2005 Property Tax Payments”) shall equal any payments made with respect to 2005 Property Taxes prior to the Closing Date. Current Liabilities shall reflect the amount, if any, that the Pre-Closing 2005 Property Taxes exceed the Pre-Closing 2005 Property Tax Payments. Current Assets shall reflect the amount, if any, that the Pre-Closing 2005 Property Tax Payments exceed the Pre-Closing 2005 Property Taxes.

(e) In the case of an audit or administrative or judicial proceeding of the Company or its Subsidiaries involving any asserted liability for Taxes relating to any taxable years or periods ending on or prior to the Closing Date, the Sellers shall have the right, at their expense, to control the conduct of such audit or proceeding. In the case of an audit or administrative or judicial proceeding of the Company or its Subsidiaries involving any asserted liability for Taxes relating to any taxable years or period ending after the Closing Date, Buyer shall control the conduct of such audit or proceeding.

SECTION 7.9 Supplements to Disclosure Schedules. Prior to the Closing Date, the parties shall supplement or amend the disclosure schedules required by this Agreement with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been set forth or described in such disclosure schedules, and the disclosure schedules in question shall be deemed to be amended as of the date of this Agreement, except where any supplemental disclosures, individually or in the aggregate, would not constitute a Material Adverse Effect; provided, however, that for purposes of the indemnity obligations of the parties in Section 9.1 and Section 9.2, the disclosure schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any supplement or amendment thereto, but if the parties shall proceed with the Closing, then any matters disclosed therein pursuant to any supplement or amendment after the date of this Agreement and prior to the Closing shall be deemed to be incorporated therein and made a part of this Agreement.

SECTION 7.10 LSP Equipment. Notwithstanding anything contained herein to the contrary, Buyer agrees that it shall not, and shall cause its Affiliates not to, before January 1, 2007, enter into any sale, transfer, exchange, liquidation or unwinding of LSP Equipment, LLC, or amend, modify or replace the Intercompany Loan Agreement, dated November 12, 1999, between LSP-Kendall Energy, LLC and LSP Equipment, LLC.

SECTION 7.11 Replacement of the Letter of Credit. Buyer shall, for purposes of meeting the debt service reserve requirements under the Depositary Agreement among LSP-Kendall Energy, LLC, Credit Suisse and JPMorgan Chase Bank, N.A., dated as of October 7, 1999, enter into a replacement of the currently existing debt service reserve letter of credit (the “Debt Service Reserve Letter of Credit”), in an amount of $20,000,000 (Twenty Million) (the “Replacement Letter of Credit”); provided that such Replacement Letter of Credit shall (i) be issued by an Acceptable Credit Provider, (ii) be maintained until the thirtieth (30th) Business Day after the maturity of the loans incurred by LSP-Kendall Energy, LLC pursuant to the Credit Agreement dated as of October 7, 2005, among LSP-Kendall Energy, LLC, the lenders party thereto and Credit Suisse, as Administrative Agent (the “Credit Agreement”) and (iii) be otherwise in accordance with the terms and conditions set forth in such Credit Agreement. Buyer and Sellers hereby acknowledge and agree that the Sellers and their respective Affiliates shall be released from any obligations under the Debt Service Reserve Letter of Credit and that Buyer shall provide evidence, satisfactory to Sellers, of the Replacement Letter of Credit including providing to Sellers, upon the delivery of a Replacement Letter of Credit, the Debt Service Reserve Letter of Credit, marked cancelled. If, as of the Closing Date, any amounts are outstanding under the Debt Service Reserve Letter of Credit such that Sellers or any of their Affiliates could have any liability, including any liability as guarantors, under the Credit Agreement in connection with such amounts, then Buyer shall pay the full amount of any such obligation at or prior to Closing.

SECTION 7.12 No Implied Representations. Each party hereby acknowledges and agrees that no party and its respective Affiliates is making any representation or warranty whatsoever, express or implied, except those representations and warranties of such party explicitly set forth in this Agreement. Except as explicitly set forth herein, neither the LP Sellers, PIE I nor any of their respective Affiliate officers, directors, partners, employees or Representatives, as the case may be, has made or is making any representation, express or implied, as to the value of any asset of the Business, or any warranty of merchantability, suitability or fitness for a particular purpose or quality, with respect to any of the tangible assets of the Business, or as to the condition or workmanship thereof, or as to the absence of any defects therein, whether latent or patent.

SECTION 7.13 Casualty Event. If the Business, or any asset or portion of the Business, is damaged or destroyed by casualty loss (a “Casualty Event”) after the date hereof and prior to the Closing, and the cost of restoring such damage or destruction to the Business or any of its assets to a condition reasonably comparable to their condition prior to a Casualty Event (such costs with respect to the Business or any of its assets, the “Restoration Cost”) is greater than $2,000,000 but does not exceed $15,000,000 (as estimated by a qualified firm reasonably acceptable to Buyer and Sellers, and after giving effect to any insurance proceeds available to the Business therefor), Sellers may elect to (i) terminate this Agreement, or (ii) reduce the amount of the Purchase Price by the Restoration Cost (as estimated by a qualified firm reasonably acceptable to Buyer and Sellers, and after giving effect to any insurance proceeds available to the Business therefor), by notice to Buyer, and such Casualty Event shall not affect the Closing. If the Restoration Cost is in excess of $15,000,000 (as estimated by a qualified firm reasonably acceptable to Buyer and Sellers, and after giving effect to any insurance proceeds available to the Business therefor), Sellers may, by written notice to Buyer within 45 days after the date of such Casualty Event, elect to terminate this Agreement; provided, however, that if Sellers do not elect to terminate this Agreement as provided in this Section 7.13, then Buyer may, by written notice to Sellers’ Representative, terminate this Agreement within ten Business Days of receipt by Buyer of Sellers’ notice regarding their election. If the Restoration Cost is $2,000,000 or less then, (i) neither Buyer nor Sellers shall have the right or option to terminate this Agreement and (ii) there shall be no reduction in the amount of the Purchase Price.

SECTION 7.14 Use of Certain Names. (a) Within 30 days following Closing, Buyer shall cause the Company to cease using the words “LSP,” “LS Power”, “LS” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “Seller Marks”), including eliminating the Seller Marks from the Company and the Business and disposing of any unused stationery and literature of the Company and the Business bearing the Seller Marks, and thereafter, Buyer shall not, and shall cause the Business, the Company and its Affiliates not to, use the Seller Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to the Sellers or any Affiliate thereof, and Buyer acknowledges that it, its Affiliates and the Business and the Company have no rights whatsoever to use such Intellectual Property without the written consent of the applicable Seller. Without limiting the foregoing:

(b) Within three Business Days after the Closing Date, Buyer shall cause the Company to change its name to a name that does not contain any of the Seller Marks.

(c) Within 45 days after the Closing Date, Buyer shall provide evidence to Seller, in a format that is acceptable to Seller, that Buyer has made all governmental filings required pursuant to clause (a) above and has provided notice to all applicable Governmental

Authorities and all counterparties to the Material Contracts regarding the sale of the Company and the Business to Buyer and the new addresses for notice purposes.

SECTION 7.15 Excluded Items. Notwithstanding anything in this Agreement to the contrary, Buyer and the Sellers agree that the Business shall exclude those items listed in Section 7.15 of the Sellers’ Disclosure Schedule (the “Excluded Items”), the Sellers shall retain all benefits and liabilities with respect to the Excluded Items, and the Sellers shall, prior to the Closing Date, use commercially reasonable efforts to cause the Company to distribute, transfer or assign each Excluded Item to the Sellers. Buyer acknowledges that the inability of the Sellers to have any Excluded Item distributed, transferred or assigned from the Company or the Business, as applicable, for any reason shall not delay Closing and any Excluded Item that the Sellers are unable to so distribute, transfer or assign by the Closing shall be referred to as a “Non-Transferred Excluded Item.” After the Closing Date with respect to each Non-Transferred Excluded Item, Buyer shall permit the Sellers to exclusively direct and manage the Company’s or the Business’, as applicable, participation in all negotiations, arbitrations, litigation, claims, and/or bankruptcy or other proceedings involving such Non-Transferred Excluded Item, whether existing on the Closing Date or arising thereafter. Buyer shall also permit the Sellers to settle or compromise on behalf of the Company and the Business, as applicable, any Non-Transferred Excluded Item in Sellers’ sole discretion, and shall promptly pay the Sellers any proceeds or recoveries received in connection with any Non-Transferred Excluded Item. Buyer shall, at the Sellers’ expense: (a) cause any Person under its control with knowledge of relevant facts pertaining to any Non-Transferred Excluded Item to provide assistance to the Sellers as reasonably requested by the Sellers; and (b) provide any relevant books, records, or other information of the Company or the Business to the Sellers and access to the Business, as reasonably requested by the Sellers, in connection with any Non-Transferred Excluded Item.

SECTION 7.16 Financial Statements. No later than thirty (30) Business Days after the receipt thereof, Sellers shall provide to Buyer true and correct copies of (i) the unaudited and audited financial statements of the Company dated as of December 31, 2006, and (ii) the unaudited financial statements for the Company for each quarter subsequent to December 31, 2006 and prior to the Closing Date.

ARTICLE VIII

CLOSING CONDITIONS

SECTION 8.1 Conditions to Each Party’s Obligations to Effect the Transactions Contemplated Hereby. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) the waiting period under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated;

(b) no preliminary or permanent injunction or other order or decree by any Federal or state court which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect (each party agreeing to use its reasonable best efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or Federal government or Governmental Authority in the United States which prohibits the consummation of the transactions contemplated hereby;

(c) all Federal, state and local government consents and approvals set forth in Schedule 8.1(c) shall have become Final Orders (a “Final Order” for purposes of this Agreement means a final order after all opportunities for rehearing are exhausted (whether or not any appeal thereof is pending)); and

(d) the Merger Agreement shall have been terminated for sixty (60) days.

SECTION 8.2 Conditions to Obligations of Buyer. The obligation of the Buyer to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) the Sellers and the Company shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement required to be performed and complied with by them on or prior to the Closing Date;

(b) the representations and warranties of the Sellers set forth in this Agreement (after giving effect to any supplements pursuant to Section 7.9) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties which speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality set forth in such representations or warranties, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(c) the Buyer shall have received copies of the relevant corporate resolutions by the governing boards of the Sellers authorizing the execution of this Agreement and consummation of the transaction hereunder;

(d) the Buyer shall have received a certificate from the authorized officers of Sellers, dated the Closing Date, to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) hereof have been satisfied;

(e) the Buyer shall have received the written letters of resignations by all of the directors and officers of the Company and Blocker, effective as of the Closing Date; and

(f) the Sellers shall have made all deliveries required under Section 3.2 and Section 3.3.

SECTION 8.3 Conditions to Obligations of Sellers. The obligation of the Sellers to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) the Buyer shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date;

(b) the representations and warranties of the Buyer set forth in this Agreement (after giving effect to any supplements pursuant to Section 7.9) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties which speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality set forth in such representations or warranties, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(c) the Sellers shall have received a certificate from an authorized officer of the Buyer, dated the Closing Date, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) hereof have been satisfied;

(d) the Sellers and their respective Affiliates shall have been fully and unconditionally released from any obligations under the Debt Service Reserve Letter of Credit and Buyer shall have provided evidence, satisfactory to Sellers, of the Replacement Letter of Credit including providing to Sellers, upon the delivery of a Replacement Letter of Credit, the Debt Service Reserve Letter of Credit, marked cancelled;

(e) the Buyer shall have made all deliveries required under Section 3.4; and

(f) the Buyer shall have (i) paid any amounts that may be outstanding or (ii) fully and unconditionally released Sellers and their respective Affiliates from any liability, in each case (whether as a reimbursement obligation or otherwise) under the Debt Service Reserve Letter of Credit.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1 Indemnification By Sellers. Subject to the limitations and conditions set forth in this Article IX and Section 11.12 from and after the Closing, Sellers shall, severally, but not jointly, indemnify and hold harmless, to the fullest extent permitted by law, Buyer and its Subsidiaries, Affiliates and Representatives and each of their respective successors and permitted assigns (collectively, the “Buyer Indemnitees”) from and against any and all claims, demands or suits (by any Person), losses, liabilities, damages, obligations, payments, costs, Taxes, and expenses to the extent the foregoing are not covered by insurance (collectively, “Indemnifiable Losses”), which they or any of them may suffer or incur arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by Sellers in this Agreement; or

(b) any breach or violation, or default in performance, by Sellers of any covenant or agreement of Sellers contained in this Agreement.

SECTION 9.2 Indemnification By Buyer.

(a) Subject to the limitations and conditions set forth in this Article IX from and after the Closing, Buyer shall indemnify and hold harmless, to the fullest extent permitted by law, Sellers and their Subsidiaries, Affiliates and Representatives and each of their respective successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against any and all Indemnifiable Losses which they or any of them may suffer or incur arising out of or relating to:

(i) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement;

(ii) any breach or violation, or default in performance, by Buyer of any covenant or agreement of Buyer contained in this Agreement; or

(iii) subject to Buyer’s rights under Section 9.1, any obligation, debt or other liability of the Company, its Subsidiaries, Blocker or the Business, whether direct or indirect, absolute or contingent, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated or due or to become due, whether or not required by GAAP to be reflected in financial statements or disclosed in notes thereto, relating to any period before or after the Closing, regardless of when asserted.

(b) Effective as of the Closing, Buyer shall cause the Company to agree that the Company and its Subsidiaries shall be jointly and severally liable for all obligations of Buyer arising under this Section 9.2.

SECTION 9.3 Indemnification Procedures. In the case of any claim for indemnification brought against either Buyer Indemnitees or Seller Indemnitees pursuant to this Article IX:

(a) Any Person seeking indemnification under this Article IX (an “Indemnified Party”) shall give the party from whom indemnification is being sought (an “Indemnifying Party”) a written notice of any matter which such Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event that may give rise to Indemnifiable Losses for which indemnification may be sought under this Article IX. Such written notice shall state the nature and basis of any claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such claim and the basis for indemnification sought.

(b) The liability of an Indemnifying Party under this Article IX with respect to Indemnifiable Losses arising from claims of any third party which are subject to the indemnification provided for in this Article IX (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive a notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party a written notice of such Third Party Claim within thirty (30) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice; provided it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists a material conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnified Party; provided that the Indemnifying Party shall not be obligated to pay the reasonable fees and expenses of more than one separate counsel for all Indemnified Parties, taken together (except to the extent that local counsel is necessary or advisable for the conduct of such proceeding, in which case the Indemnifying Party shall also pay the reasonable fees and expenses of any such local counsel). If the Indemnifying Party shall not assume the defense of any Third Party Claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation in such manner as it may deem appropriate and may settle such claim or litigation on such terms as it may deem appropriate. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with, and do all things reasonably practicable to assist, the Indemnifying Party in such defense and make available to the Indemnifying Party, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party.

(c) Notwithstanding anything to the contrary, the Sellers shall have the right to defend and control any environmental investigation, cleanup or other remedial or corrective action (including any related submission of reports or other documentation to any Governmental Authority) relating to any claim for indemnification under Article IX, whether or not the subject of any Third Party Claim.

SECTION 9.4 Limitations on Indemnification. (a) All of the representations and warranties of the parties contained in Article IV, Article V and Article VI and all claims and causes of action for indemnification under this Article IX with respect thereto shall survive the termination of this Agreement pursuant to Section 10.1 hereof or otherwise for twelve (12) months after the Closing Date (such period, the “General Survival Period”); provided that the representations and warranties contained in Section 4.19 (Taxes) and all claims and causes of action for indemnification under this Article IX with respect thereto shall survive such termination for a period of the applicable statute of limitation (such period, the “Tax Survival Period”, and together with the General Survival Period, each a “Survival Period”). After the expiration of the applicable Survival Period, none of the Sellers, the Buyer or any of their respective officers, directors, trustees, members, limited partners, general partners or Affiliates shall be under any liability whatsoever with respect to the applicable representations or warranties contained in this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement and subject to the limitations in this Section 9.4, indemnification under Section 9.1 shall not be available unless and until the amount of Indemnifiable Losses asserted against Sellers, under Section 9.1 equals or exceeds (i) an amount equal to $350,000 resulting from any single claim or aggregated claims arising out of the same or similar facts, events or circumstances (the “Per Claim Deductible”), and (ii) an amount equal to $3,000,000 in the aggregate (the “Deductible”). Once the Deductible has been exceeded, the Buyer Indemnitees shall be entitled to the benefit of the indemnity under Section 9.1 for any claim that exceeds the Per Claim Deductible to the extent the aggregate of all such claims is in excess of the Deductible, subject, however, to the Indemnification Cap.

(c) With respect to all claims made under this Agreement, the maximum aggregate amount of Indemnifiable Losses that may be recovered shall not exceed 10% (ten percent) of the Purchase Price (the “Indemnification Cap”).

(d) Notwithstanding any other provision of this Agreement to the contrary, the parties agree that the recovery by any Indemnified Party of any damages suffered or incurred by such Indemnified Party as a result of any breach by another party of any of its obligations under this Agreement shall be limited to the actual damages suffered or incurred by an Indemnified Party as a result of the breach by the breaching party of its obligations hereunder and in no event shall the breaching party be liable to an Indemnified Party for any indirect, consequential, special, exemplary or punitive damages (including any damages on account of lost profits or opportunities) suffered or incurred by an Indemnified Party as a result of the breach by the breaching party of any of its obligations hereunder.

(e) Notwithstanding any provision to the contrary contained in this Agreement, in the event that an Indemnifying Party can establish that an Indemnified Party had actual knowledge after due inquiry, on or prior to the Closing Date, of a breach of a representation or warranty of the Indemnifying Party upon which a claim for indemnification by the Indemnified Party is based, then the Indemnifying Party shall have no liability for any Indemnifiable Losses resulting from or arising out of such claim.

(f) The amount of any Indemnifiable Losses claimed by any Indemnified Party hereunder shall be net of any available insurance, indemnity, contribution, net Tax benefit or other payments or recoveries of a like nature with respect thereto (it being agreed that, promptly after the realization of any such reductions of Indemnifiable Losses pursuant hereto, such Indemnified Party shall reimburse the Indemnifying Party for such reduction in Indemnifiable Losses for which such Indemnified Party was indemnified prior to the realization of such reductions of Indemnifiable Losses).

(g) If an Indemnified Party recovers Indemnifiable Losses from an Indemnifying Party under this Article IX, the Indemnifying Party shall be subrogated, to the extent of such recovery, to the Indemnified Party’s rights against any third party, with respect to such recovered Indemnifiable Losses subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnified Party’s policies and except to the extent that the grant of subrogation rights to the Indemnifying Party is prohibited by the terms of the applicable insurance policy.

(h) The amount of any Indemnifiable Losses claimed by any Buyer Indemnified Party hereunder shall be reduced to the extent that Buyer shall have received the benefit of an adjustment pursuant to Section 2.3 due to the fact that the item that is the subject of the indemnification claim was specifically taken into account in the final Post-Closing Net Working Capital Statement.

(i) Notwithstanding anything to the contrary in this Agreement, in no case shall Sellers owe any indemnification under Section 9.1 with respect to any breach or inaccuracy of any of the representations or warranties contained in Section 4.12, (i) except to the extent any Indemnifiable Losses were incurred to comply with applicable Environmental Law as of the Closing Date; (ii) to the extent any Release of Hazardous Materials, non-compliance with Environmental Law or other condition forming the basis of any Indemnifiable Losses was contributed to or exacerbated by the Buyer Indemnitees; or (iii) to the extent any Indemnifiable Losses result from or arise out of (y) any change subsequent to the Closing Date in the use of the Business or the plants or other facilities or properties constituting the Business or (z) any voluntary investigation, reporting, cleanup or other voluntary remedial activity by any Buyer Indemnitee.

SECTION 9.5 Mitigation; Cooperation. The parties shall cooperate with, and do all things reasonably practicable to assist, each other to mitigate or resolve any claims or Indemnifiable Losses. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters.

SECTION 9.6 Exclusivity of Indemnification Remedy. Any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of this Agreement must be brought by such party in accordance with the provisions and applicable limitations of this Article IX, which shall constitute the sole and exclusive remedy of all parties and their Affiliates, successors and assignees for any such claim or cause of action.

SECTION 9.7 Characterization of Indemnification Payments. The parties agree to treat for Tax purposes any indemnification payment made under this Agreement as an adjustment to the Purchase Price.

ARTICLE X

TERMINATION

SECTION 10.1 Termination. (a) This Agreement may be terminated by either the Sellers or the Buyer if the Closing Date has not occurred by the date that is sixty (60) days following the termination of the Merger Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(a) shall not be available to the party so seeking termination if such party’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before such date; provided further, that (x) the Sellers may extend such date to six-months after the initial Termination Date if at such date the only condition in Section 8.1 and Section 8.2 not satisfied by Buyer or expressly waived by the Sellers (other than any condition that by its nature is to be fulfilled at Closing) are the conditions set forth in Section 8.1(a) and Section 8.1(c) and (y) Buyer may extend such date to six-months after the initial Termination Date if at such date the only condition in Section 8.1 and Section 8.3 not satisfied by Buyer or expressly waived by the Sellers (other than any condition that by its nature is to be fulfilled at Closing) are the conditions set forth in Section 8.1(a) and Section 8.1(c).

(b) This Agreement may be terminated by either the Sellers or the Buyer if (i) any Governmental Authority or regulatory body, the consent of which is a condition to the obligations of the Sellers and the Buyer to consummate the transactions contemplated hereby, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful, or (ii) any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, judgment or decree shall have become final and nonappealable.

(c) This Agreement may be terminated by the Buyer, if there has been a material violation or breach by the Sellers of any agreement, representation or warranty contained in this Agreement which has not been cured within thirty (30) days or which has rendered the satisfaction of any condition to the obligations of the Buyer impossible and such violation or breach has not been waived by the Buyer.

(d) This Agreement may be terminated by the Sellers, if there has been a material violation or breach by the Buyer of any agreement, representation or warranty contained in this Agreement which has not been cured within thirty (30) days (except with respect to the obligations by Buyer to pay the Estimated Purchase Price or the Purchase Price pursuant to Section 2.2 whereby Sellers may immediately terminate this Agreement) or which has rendered the satisfaction of any condition to the obligations of the Sellers impossible and such violation or breach has not been waived by the Sellers.

(e) This Agreement may be terminated by either the Sellers or the Buyer as provided in Section 7.13.

(f) This Agreement shall terminate automatically upon the consummation of the transactions contemplated by the Merger Agreement, including, the Merger (as defined in the Merger Agreement) and the Contribution (as defined in the Merger Agreement).

SECTION 10.2 Procedure and Effect of Termination. In the event of termination of this Agreement by Buyer or Sellers pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

(a) such termination shall be the sole remedy of the parties hereto with respect to breaches of any agreement, representation or warranty contained in this Agreement and none of the parties hereto nor any of their respective trustees, directors, officers, members, limited partners, general partners or Affiliates, as the case may be, shall have any liability or further obligation to the other party or any of their respective trustees, directors, officers, members, limited partners, general partners or Affiliates, as the case may be, pursuant to this Agreement, except in each case as stated in this Section 10.2 and in Section 7.3(b), and Section 7.4 hereof;

(b) all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the applicable Governmental Authority or other Person to which they were made; and

(c) If Sellers terminate this Agreement pursuant to Section 10.1(d), then, Buyer shall immediately pay to Sellers $25,000,000 (Twenty-five million dollars) in immediately available funds to an account designated by Sellers.

ARTICLE XI

MISCELLANEOUS PROVISIONS

SECTION 11.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the Sellers and the Buyer.

SECTION 11.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

SECTION 11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, telexed or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

(a)	If to the Sellers, to:

LS Power Associates, L.P.

c/o LS Power Development, LLC

Two Tower Center, 11th Floor

East Brunswick, NJ 08816

Attention: Corporate Counsel

Telecopy: (732) 249-7290

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Ave.

New York, NY 10019

Fax: (212) 474-3700

Attention: Ronald Cami

(b)	if to the Buyer, to:

Kendall Power LLC

1000 Louisiana, Suite 5800

Houston, Texas 77002

Attention: General Counsel

Fax: (713) 507-6808

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana St.

44th Floor

Houston, Texas 77002

Fax: (713) 236-0822

Attention: Julien R. Smythe

SECTION 11.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, including by operation of law, without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other Person except the parties hereto any rights or remedies hereunder.

SECTION 11.5 Governing Law; Consent to Jurisdiction and Service of Process; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined in any state or Federal court sitting in Delaware, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such Action and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action. Each party irrevocably consents to the service of any and all process in any such Action by the mailing of copies of such process to such party at its address specified in Section 11.3. The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 11.5 shall affect the right of any party to serve legal process in any other manner permitted by law. The consents to jurisdiction set forth in this Section 11.5 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11.5 and shall not be deemed to confer rights on any Person other than the parties. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT,

TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 11.7 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

SECTION 11.8 Third Party Beneficiaries. This Agreement is solely for the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or because of this Agreement.

SECTION 11.9 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.

SECTION 11.10 Fees and Expenses. Except as expressly provided for herein, each party shall bear solely and entirely, all legal expenses incurred by such party in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of the Agreement. All expenses and fees related to preparing and filing any regulatory filing in connection with this Agreement shall be allocated one-half each between the Sellers and Buyer. Each of the Sellers, on the one hand, and Buyer, on the other hand, shall indemnify and hold harmless the other party from and against any and all claims or liabilities for financial advisory and finders’ fees incurred because of any action taken by or on behalf of such party or otherwise arising out of the transaction related to this Agreement by any Person claiming to have been engaged by such party.

SECTION 11.11 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement which is manifestly unjust.

SECTION 11.12 Entire Agreement. This Agreement, including the documents, exhibits, disclosure schedules, certificates and instruments referred to herein, and the Confidentiality Agreement embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings of the Sellers contained in any material made available to the Buyer pursuant to the terms of the Confidentiality Agreement as supplemented. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions other than the Confidentiality Agreement.

SECTION 11.13 Representations. The representations, warranties and covenants of the Sellers are several obligations. This means that the particular Seller making the applicable representation, warranty, or covenant shall be responsible solely as to such representation, warranty, or covenant.

IN WITNESS WHEREOF, the Sellers and the Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

LS POWER ASSOCIATES, L.P.

By: LS Power Development, LLC, its general partner

By:	/s/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LS POWER EQUITY PARTNERS, L.P.

By: LS Power Partners, L.P., its general partner

By: LS Power Development, LLC, its general partner

By:	/s/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LS POWER EQUITY PARTNERS PIE I, L.P.

By: LS Power Partners, L.P., its general partner

By: LS Power Development, LLC, its general partner

By:	/s/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LS POWER PARTNERS, L.P.

By: LS Power Development, LLC, its general partner

By:	/s/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

KENDALL POWER LLC

By:	/s/ LYNN A. LEDNICKY
Name:	Lynn A. Lednicky
Title:	Executive Vice President

INDEX OF DEFINED TERMS

2005 Property Taxes	2, 32
Acceptable Credit Provider	2
Accounting Firm	2, 12
Acquisition Date	2
Action	2, 20
Affiliate	2
Agreement	1, 2
Balance Sheet Date	3
Base Debt	3
Blocker	1, 3
Blocker Stock	1, 3
Business	2, 3
Business Day	3
Buyer	1, 3
Buyer Indemnitees	3, 37
Buyer Required Regulatory Approvals	3, 25
Casualty Event	3, 34
Closing	3, 14
Closing Date	3, 14
Closing Debt	3, 13
Code	3
Company	1, 3
Company Financial Statements	3, 17
Company Interim Financial Statements	3, 17
Confidentiality Agreement	3
Credit Agreement	3, 33
Current Assets	4
Current Liabilities	4
Debt Reduction Amount	4, 13
Debt Reduction Certificate	4, 13
Debt Service Reserve Letter of Credit	4, 33
Deductible	4, 40
Encumbrances	4
Environmental Claim	4
Environmental Laws	4
Environmental Permits	5, 18
Estimated Net Working Capital	5
Estimated Purchase Price	5, 11
Exchange Act	5
Excluded Items	5, 35
Federal Power Act	5
FERC	5
FERC Approval	5, 31
Final Net Working Capital	5
Final Order	5, 36
GAAP	5
General Survival Period	5, 39
Governmental Authority	5
GP PIE Interest	1, 5
Hazardous Substances	6
HSR Act	6
ICE Payment	6, 13
Indemnifiable Losses	6, 37
Indemnification Cap	6, 40
Indemnified Party	6, 38
Indemnifying Party	6, 38
Intellectual Property	6
Interim Capital Expenditures	6, 13
LLC Interests	1, 6
LP Seller	1
LP Sellers	1, 6
LS Associates	6
LS Equity	1, 6
LS Partners	1, 7
Material Adverse Effect	7
Material Contracts	7
Material Leases	7
Merger Agreement	7
Merger Agreement Parties	7
N&S Agreement	1, 8
Net Working Capital	8
Non-Transferred Excluded Item	8
Objection Notice	8, 12
Operating Budget	8
Operator	8
Per Claim Deductible	8, 39
Permits	8, 20
Permitted Encumbrances	8
Person	8
PIE I	1, 8
PIE I Required Regulatory Approvals	9, 23
PIE I’s Knowledge	9
Post-Closing Net Working Capital Statement	9, 12
Pre-Closing 2005 Property Tax Payments	9, 32
Pre-Closing 2005 Property Taxes	9, 32
Purchase Price	9
Real Property	9, 18
Release	9

Replacement Letter of Credit	9, 33
Representatives	9
Restoration Cost	9, 34
Review Period	9, 12
Seller	1
Seller Indemnitees	9, 38
Seller Marks	9, 34
Seller Required Regulatory Approvals	9, 16
Sellers	1, 9
Sellers’ Disclosure Schedule	9
Sellers’ Knowledge	10
Sellers’ Representative	10
State Regulator	10
Straddle Period	10
Subject Person	10
Subsidiary	10
Survival Period	10, 39
Tax	10
Tax Return	10
Tax Survival Period	10, 39
Termination Date	10, 41
Third Party Claims	10, 38
Transfer Taxes	10
Working Capital Target	10